OMB APPROVAL
OMB Number: 3235-0145
Expires: February 28, 2009
Estimated average burden hours per response...11

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934
(Amendment No. )*

TRI-S Security Corporation
(Name of Issuer)
Common Stock
(Title of Class of Securities)
895578-10-2
(CUSIP Number)
February 9, 2006
(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

     ☐ Rule 13d-1(b)

     ☑ Rule 13d-1(c)

     ☐ Rule 13d-1(d)

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Person Authorized to Receive Notices and Communications:
Taylor H. Wilson, Esq.
Haynes and Boone, LLP
901 Main Street, Suite 3100
Dallas, Texas 75202
(214) 651-5000

Persons who respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

CUSIP No.	895578-10-2	Page	2	of	9

1	NAMES OF REPORTING PERSONS: Kaizen Management, L.P.

	I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
	(a) ☑
	(b) ☐

3	SEC USE ONLY:

4	CITIZENSHIP OR PLACE OF ORGANIZATION:

	Texas

	5	SOLE VOTING POWER:

NUMBER OF		333,536

SHARES	6	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		0

EACH	7	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		333,536

WITH:	8	SHARED DISPOSITIVE POWER:

		0

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

	333,536

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

	☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9):

	9.99%*

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

	PN
*Based on a total of 3,338,700 shares outstanding on January 25, 2006, as reported in the Form S-1/A Registration Statement of TRI-S Security Corporation filed February 10, 2006.

CUSIP No.	895578-10-2	Page	3	of	9

1	NAMES OF REPORTING PERSONS: Kaizen Capital, L.L.C.

	I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
	(a) ☑
	(b) ☐

3	SEC USE ONLY:

4	CITIZENSHIP OR PLACE OF ORGANIZATION:

	Texas

	5	SOLE VOTING POWER:

NUMBER OF		333,536

SHARES	6	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		0

EACH	7	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		333,536

WITH:	8	SHARED DISPOSITIVE POWER:

		0

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

	333,536

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

	☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9):

	9.99%*

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

	OO
*Based on a total of 3,338,700 shares outstanding on January 25, 2006, as reported in the Form S-1/A Registration Statement of TRI-S Security Corporation filed February 10, 2006.

CUSIP No.	895578-10-2	Page	4	of	9

1	NAMES OF REPORTING PERSONS: Select Contrarian Value Partners, L.P.

	I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
	(a) ☑
	(b) ☐

3	SEC USE ONLY:

4	CITIZENSHIP OR PLACE OF ORGANIZATION:

	Texas

	5	SOLE VOTING POWER:

NUMBER OF		333,536

SHARES	6	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		0

EACH	7	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		333,536

WITH:	8	SHARED DISPOSITIVE POWER:

		0

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

	333,536

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

	☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9):

	9.99%*

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

	PN
*Based on a total of 3,338,700 shares outstanding on January 25, 2006, as reported in the Form S-1/A Registration Statement of TRI-S Security Corporation filed February 10, 2006.

CUSIP No.	895578-10-2	Page	5	of	9

1	NAMES OF REPORTING PERSONS: David W. Berry

	I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
	(a) ☑
	(b) ☐

3	SEC USE ONLY:

4	CITIZENSHIP OR PLACE OF ORGANIZATION:

	Texas

	5	SOLE VOTING POWER:

NUMBER OF		333,536

SHARES	6	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		0

EACH	7	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		333,536

WITH:	8	SHARED DISPOSITIVE POWER:

		0

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

	333,536

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

	☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9):

	9.99%*

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

	IN
*Based on a total of 3,338,700 shares outstanding on January 25, 2006, as reported in the Form S-1/A Registration Statement of TRI-S Security Corporation filed February 10, 2006.

CUSIP No.	895578-10-2	Page	6	of	9

Item 1(a)	Name of Issuer:

TRI-S Security Corporation

Item 1(b)	Address of Issuer’s Principal Executive Offices:

Royal Centre One, 11675 Great Oaks Way, Suite 120, Alpharetta, GA 30022

Item 2(a)	Name of Person Filing:

Kaizen Management, L.P. (“Kaizen Management”)
Kaizen Capital, L.L.C. (“Kaizen Capital”)
Select Contrarian Value Partners, L.P. (“SCVP”)
David W. Berry (“Berry”)
(Kaizen Management, Kaizen Capital, SCVP and Berry are herein collectively referred to as the “Filing Persons”)

Item 2(b)	Address of Principal Business Office:

4200 Montrose Blvd., Suite 510
Houston, TX 77006

Item 2(c)	Citizenship:

See Item 4 of each cover page.

Item 2(d)	Title of Class of Securities:

Common Stock, par value $0.001 per share

Item 2(e)	CUSIP No:

895578-10-2

CUSIP No.	895578-10-2	Page	7	of	9

Item 3	Status of Person Filing:

	(a)	☐	Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o);
	(b)	☐	Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c);
	(c)	☐	Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c);
	(d)	☐	Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8);
	(e)	☐	An investment adviser in accordance with §240.13d-1(b)(1)(ii)(E);
	(f)	☐	An employee benefit plan or endowment fund in accordance with §240.13d-1(b)(1)(ii)(F);
	(g)	☐	A parent holding company or control person in accordance with §240.13d-1(b)(1)(ii)(G);
	(h)	☐	A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);
	(i)	☐	A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);
	(j)	☐	Group, in accordance with §240.13d-1(b)(1)(ii)(J).

Item 4	Ownership:

	(a)	See Item 9 of each cover page, which includes 104,526 shares of common stock (the “Common Stock”) of TRI-S Security Corporation (the “Company”). Additionally, the Filing Persons beneficially own a Convertible Promissory Note of the Company (the “Note”), which is immediately convertible into an aggregate of 312,500 shares of Common Stock of the Company. Pursuant to the terms of the Note, the Note may not be converted into shares of Common Stock if upon exercise, the number of shares of Common Stock that may be acquired upon conversion of the Note upon exercise, when aggregated with all other shares of Common Stock beneficially owned, would exceed 9.99% of the total number of issued and outstanding shares of Common Stock, calculated in accordance with Section 13(d) of the Securities Exchange Act of 1934. The Filing Persons also own Warrants to Purchase Common Stock of the Company (the “Warrant”), which are immediately convertible into an aggregate of 156,250 shares of Common Stock of the Company. Pursuant to the terms of the Warrant, the number of shares of Common Stock that may be acquired upon conversion of the Warrant is limited to that number of shares of Common Stock which, when aggregated with all other shares of Common Stock beneficially owned by the Filing Persons, would not exceed 9.99% of the total number of issued and outstanding shares of Common Stock, calculated in accordance with Section 13(d) of the Securities Exchange Act of 1934. Accordingly, pursuant to the foregoing limitations on conversion of the Note and Warrants, as of March 22, 2006, the Filing Persons were the beneficial owner of 333,536 shares of Common Stock of the Company.

	(b)	See Item 11 of each cover page.

	(c)	See Items 5-8 of each cover page.

Item 5	Ownership of 5% or Less of a Class:

Not applicable.

CUSIP No.	895578-10-2	Page	8	of	9

Item 6	Ownership of More than 5% on Behalf of Another Person:

Not applicable.

Item 7	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person:

Not applicable.

Item 8	Identification and Classification of Members of the Group:

Not applicable.

Item 9	Notice of Dissolution of Group:

Not applicable.

Item 10	Certification:

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

CUSIP No.	895578-10-2	Page	9	of	9
SIGNATURE
     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.
Date: March 22, 2006

KAIZEN MANAGEMENT, L.P.

By:	Kaizen Capital, L.L.C., its general partner

By:	/s/ David W. Berry

David W. Berry
Manager

KAIZEN CAPITAL, L.L.C.

By:	/s/ David W. Berry

David W. Berry
Manager

SELECT CONTRARIAN VALUE PARTNERS, L.P.

By:	Kaizen Management, L.P., its general partner

By:	Kaizen Capital, L.L.C., its general partner

By:	/s/ David W. Berry

David W. Berry
Manager

/s/ David W. Berry

David W. Berry